UNITED STATES
                   SECURITIES AND EXCHANGE COMMISISSION
                          Washington, D.C. 20549

                                FORM 10-KSB

{X}ANNUAL REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended June 30, 2005

{ }TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 for the transition period from   to _

                       Commission file number 0-1937

                          OAKRIDGE HOLDINGS, INC.
        (Name of small business issuer as specified in its charter)

                                 Minnesota
      (State or other jurisdiction of incorporation or organization)

                                41-0843268
                   (I.R.S. Employer Identification No.)

          4810 120th Street West, Apple Valley, Minnesota  55124
            (Address of principal executive offices)(Zip code)

                              (952) 994-7651
             (Issuer's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Exchange Act:  None

   Securities registered pursuant to Section 12 (g) of the Exchange Act:

                  Common Stock, Par Value $.10 per share
                             (Title of Class)

     Check whether the issuer (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes {X} No { }

     Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to the Form 10-KSB. {X}

     The issuer's revenues for its fiscal year ended June 30, 2005 were $16,836,315.

     Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes{ } No{x}

     The aggregate market value of the voting stock held by non-affiliates on September 14, 2005, was approximately $1,674,859, based on the average of the bid and asked price of such stock.

     The number of shares outstanding of Registrant's only class of common equity on September 14, 2005, was 1,431,503.

     Documents incorporated by reference:  None.

     Transitional Small Business Disclosure Format. Yes{ } No{x}








                             TABLE OF CONTENTS

                                  Part I

Item 1.   Business
Item 2.   Properties
Item 3.   Legal Proceedings
Item 4.   Submission of Matters to a Vote of Security Holders

                                  Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities
Item 6. Management Discussion and Analysis of Financial Condition and Results of Operations
Item 7.   Financial Statements and Supplementary Data
Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 8A.  Controls and Procedures
Item 8B.  Other Information

                                 Part III

Item 9. Directors and Executive Officers of the Registrant; Compliance with Section 16(a) of the Exchange Act
Item 10.  Executive Compensation
Item 11.  Security Ownership of Certain Beneficial Owners and Management
Item 12.  Certain Relationships and Related Transactions
Item 13.  Exhibits
Item 14.  Principal Accountant Fees and Services






















                           CAUTIONARY STATEMENT
        UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995



This Form 10-KSB contains certain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, but rather give our current expectations or forecasts of future events. Forward-looking statements may be identified by their use of words such as "plans," "expects," "may," "will," "anticipates," "believes" and other words of similar meaning. Forward-looking statements may address, among other things, the Company's strategy for growth, product development, regulatory changes, the outcome of contingencies (such as legal proceedings) market position, expenditures and financial results. Forward-looking statements are based on current expectations of future events. Forward-looking statements involve risks and uncertainties, and actual results could differ materially from those discussed. Among the factors that could cause actual results to differ materially from those projected in any forward-looking statement are as follows: the effect of business and economic conditions; the impact of competitive products and continued pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products or services provided; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in manufacturing process and in realizing related cost savings and other benefits; the effects of changes in trade, monetary and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal and administrative proceedings, including environmental proceedings; and the risk factors reported from time to time in the Company's SEC reports. The Company undertakes no obligation to update any forward-looking statement as a result of future events or developments.




PART I
ITEM 1. BUSINESS

                                  GENERAL

Oakridge Holdings, Inc. and its subsidiaries, collectively, are called the "Company" or "Oakridge," unless otherwise indicated by the context. The Company has two business segments - cemeteries and aviation ground support equipment.

The Company began operations on March 6, 1961, with two cemeteries in Cook County, Illinois, selling cemetery property, merchandise and service. Cemetery property includes lots, lawn crypts, and family and community mausoleums. Cemetery merchandise includes vaults, monuments and markers. Cemetery services include burial site openings and closings and inscriptions.

The Cemeteries that we operate are located outside of Chicago, Illinois. According to the United States Bureau of the Census, this area has a large population over age 50, which represents a principal target market for our pre-need sales program as well as at need sales.

We believe the sale of cemetery property to a family creates a relationship that builds heritage over time, as family members are buried in a plot or mausoleum and as other family members purchase additional cemetery property in order to be buried in the same cemetery.

On June 29, 1998, the Company acquired substantially all of the assets of Stinar Corporation, a Minnesota corporation. Stinar Corporation has been in business for 59 years and is an established international manufacturer and its products are used by the airline support equipment industry.

Stinar is a global manufacturer of ground support equipment for the aviation industry which is used for servicing, loading, and maintaining all types of aircraft for both commercial and government aviation companies, and airports. These products are sold and marketed through our own technically oriented sales staff as well as through independent distributors and sales representatives. Approximately 46% of Stinar's revenues in the year ended June 30, 2005 were generated by a bobtail contract with the U.S. military. This contract expires on May 30, 2006 and Stinar has been informed that it will not be renewed.

All references to years are to fiscal years ended June 30 unless otherwise stated.


                       CEMETERY OPERATIONS OVERVIEW

Through two wholly owned subsidiaries, Oakridge Cemetery (Hillside), Inc. and Glen Oak Cemetery, Inc., the Company operates two adjacent cemeteries near Hillside, Illinois. The cemetery operations are discussed on a consolidated basis and the Company makes no functional distinction between the two cemeteries, except where noted.

Together the cemeteries comprise 176.7 total acres of real estate, of which
12.8 acres are used for interior roads and other improvements. The remaining 163.9 acres contain 137,000 burial plots of which 30,964 are in inventory, with 975 niches and 3,190 crypts, of which 125 niches and 320 crypts were in inventory. The Company estimates that it has an inventory of cemetery and mausoleum spaces representing between a 20 and 25 year supply, based on the maintenance of current sales and annual usage levels. This inventory is considered adequate for the foreseeable future, and the Company is presently developing a plan of adding more niches and crypts in the future. In addition to providing internment services, burial plots and crypts, the Company sells cremation services and has a chapel.


                             CEMETERY INDUSTRY

Cemetery companies provide products and services to families in two principal areas: (i) disposition of remains, either through burial or cremation; and (ii) memorialization, generally through monuments, markers or inscriptions. The cemetery industry in the United States is characterized by the following fundamental attributes:

OVERVIEW. The United States death care industry is estimated to have generated approximately $15 billion of revenue in 2003, of which small family-owned businesses represent approximately 80%. During most of the 1990's, there was a trend of family-owned businesses consolidating with larger organizations. However, this trend slowed in the late 1990's and the industry continues to be characterized by a larger number of locally-owned, independent operations. There are approximately 10,500 cemeteries in the United States. The market share of a single cemetery in any community is a function of the name, reputation, and location of the cemetery although competitive pricing, professional service and attention, and well maintained location is important.

HERITAGE AND TRADITION. Cemetery businesses have traditionally been transferred to successive generations within a family and in most cases have developed a local heritage and tradition that afford an established cemetery a local franchise and provide the opportunity for repeat business. In addition, an established firm's backlog of pre-need cemetery and mausoleum spaces provides a base of future revenue. In many cases, personnel who have left public companies start these new independent businesses or family owned businesses. Often such businesses are attempting to build market share by competing on price rather than heritage and tradition.

NEED FOR PRODUCTS AND SERVICES; INCREASING NUMBER OF DEATHS. There is an inevitable need for our products and services. Although the number of deaths in the United States will reflect short-term fluctuations, deaths in the United States are expected to increase at a steady pace over the long term as the baby boom generation becomes older. According to the United States Bureau of the Census, the number of deaths in the United States is expected to increase from approximately 2.4 million in 2003 to 2.6 million in 2010. Moreover, the average age of the population in the United States is increasing. According to the United States Bureau of the Census, the United States population of 50 years of age is expected to increase from
76.1 million in 2000 to 97.1 million in 2010. The Company believes that the aging of the population is particularly important because it expands the Company's target market for pre-need services and merchandise as older persons, especially those over 50 years of age, are most likely to make pre-need cemetery arrangements.

PRE-NEED MARKETING. In addition to sales at the time of death or on an "at need" basis, death care products and services are being sold prior to the time of death or on a "pre-need" basis. We are actively marketing such products and services, which provide a backlog of future services.

DEMAND FOR CREMATION. In recent years, there has been a steady growth in the number of families in the United States that have chosen cremation as an alternative to tradional methods of burial. According to industry studies, cremations represent approximately 10% of the burial market in 1980, approximately 29% in 2003 and are projected at 40% for 2010. The trend toward cremations has been a significant concern because cremations have typically included few, if any, additional products and services other than cremation itself. In addition almost all funeral homes in the Chicago area now provide basic cremation services and they provide a full range of merchandise and services to families choosing cremation. This trend of increasing cremations is expected to continue into the future.

INDUSTRY CONSOLIDATION. The past decade witnessed a trend of family owned businesses consolidating with larger organizations. Primarily public companies sought to benefit from economies of scale, improved managerial control and effective strategic planning and greater financial resources.

IMPORTANCE OF TRADITION; BARRIERS TO ENTRY. We believe it is difficult for new competitors to enter existing markets successfully by opening new cemeteries. Entry into the cemetery market can be difficult due to several factors. Because families tend to return to the same cemetery for multiple generations to bury family members, it is difficult for new cemeteries to attract families. Additionally, mature markets, including the metropolitan area where our cemeteries are located, are served by an adequate number of existing cemeteries with sufficient land for additional plots, whereas land for new cemetery development is often scarce and expensive. Regulatory complexities and zoning restrictions also make entry into the cemetery market difficult. Also, development of a new cemetery usually requires a significant capital investment that takes several years to produce a return.


                        STINAR OPERATIONS OVERVIEW

Stinar provides products and services to the aviation industry in three principal areas: (i) sales of new equipment manufactured for maintaining, servicing and loading of airplanes; (ii) sales of parts for equipment sold in the past; and (iii) repair of equipment.

Principal products of Stinar include the following: Truck-mounted stairways and push stairs for loading aircraft; lavatory trucks and carts, water trucks, bobtails, and catering trucks for servicing aircraft; cabin cleaning trucks, maintenance hi-lifts, and turbo oilers for maintaining aircraft; and other custom built aviation ground support equipment used by airports, airlines and the military. Stinar also provides service and repairs on other vendors equipment and equipment it has sold.

Stinar sells its products to airports, airlines, and government and military customers in the United States. Non-governmental domestic sales comprise approximately 25%, government and military sales approximately 61%, and international sales approximately 25% of Stinar's annual revenues. As discussed above, the future mix of Stinar revenues will be affected by the non-renewal of the bobtail contract which expires on May 30, 2006.

The Company purchases carbon steel, stainless steel, aluminum and chassis domestically. We do not use single source suppliers for the majority of our raw material purchases and believe supplies of raw material available in the market are adequate to meet our needs.

We are engaged in research and development activities directed primarily toward the improvement of existing products, the design of specialized products to meet specific customer needs and the development of new products and processes. A large part of our product development spending in the past has focused on the standardization of our product lines. With standardized products, we can minimize engineering content, improve inventory utilization, and reduce cost through value engineering.


                     AVIATION GROUND SUPPORT INDUSTRY

GOVERNMENT CONTRACTS

Contracts with the U.S. government are subject to special laws and regulations, noncompliance with which could result in various sanctions.

The aviation ground support industry internationally is characterized by the following fundamental attributes:

HIGHLY FRAGMENTED OWNERSHIP. A significant majority of aviation ground support equipment manufacturers consist of family-owned businesses. Management estimates that there are approximately 40 companies in the world that manufacture one or two products for the industry. Also, as a support industry, ground support equipment has few market drivers of its own. That is, the major determinants of ground support equipment market activity are to be found in the commercial aviation industry. Under these conditions, many suppliers have in-depth knowledge only of their own market niches and end-users may have difficulty finding a supplier with the right mix of products and services to fit their needs.

SIZE AND GROWTH TRENDS. The aviation ground support industry will be taking on the characteristics of a shrinking and declining industry over the next couple of years. Given the weakness of the three main indicators (aircraft movements, aircraft delivery rates, and airport construction/capacity improvement) of the industry's health, as well as the continuing decline in markets for import and export, the world market for purchases of new aviation ground support equipment is expected to decline drastically due to most airlines downsizing operations and most large domestic carriers filing for bankruptcy protection.

BARRIERS TO ENTRY. It is relatively difficult for new competitors to enter the field due to (i) high start-up costs, which effectively protect against small competitors entering the field, (ii) substantial expertise required in regards to manufacturing and engineering difficulties which makes it difficult to have the knowledge to compete, and (iii) market saturation which reduces the possibility of competitors gaining a meaningful foothold and network of manufacturing representatives. Moreover, airline companies are becoming increasingly selective about which companies they will allow to provide ground support equipment. Most airlines only purchase from vendors who have a history in the industry.


               FINANCIAL INFORMATION ABOUT INDUSTRY SEGMENTS

The following table summarizes the assets, revenues and operating profit or loss attributable to the Company's two industry segments for the date and periods indicated. The term "operating profit (loss)" represents revenues less all operating expenses. Management evaluates the performance of the Company's business segments and allocates resources to them based on operating profit or loss. Operating expenses of a business segment do not include corporate interest expense, corporate income or expense, or taxes on income. Other financial information about the Company's business segments appears in Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Item 7, Financial Statements.


For the fiscal years ended June 30,         2005         2004

Revenues:
(1) Aviation                         $14,175,821  $12,110,222
(2) Cemetery                           2,660,494    2,429,014

Operating profit:
(1) Aviation                            $285,699     $226,841
(2) Cemetery                              84,139      182,313

Identifiable assets:
(1) Aviation                          $8,043,302   $7,623,593
(2) Cemetery                          10,792,765    2,643,340



                                REGULATION

CEMETERY OPERATIONS

The Company is regulated primarily on a state level with the state requiring licensing for cremations. The states regulate the sale of pre-need services and the administration of any resulting trusts. The laws are complex, are subject to interpretations by regulators, and are subject to change from time to time. Non-compliance with these regulations can result in fines or suspension of licenses required to sell pre-need services and merchandise.

The Company's operation must comply with federal legislation, including the laws administrated by the Occupational Safety and Health Administration, the Americans with Disabilities Act and the Federal Trade Commission ("FTC") regulations.

The Company's operations are subject to numerous environmental laws, regulations and guidelines adopted by various governmental authorities.

The Company believes that it complies in all material respects with the provisions of the laws and regulations under which it operates. There are no material regulatory actions pending.


STINAR OPERATIONS

Stinar is required to comply with competitive bidding and other requirements in cases where it sells to local, state, and federal governmental customers. The costs and effects of complying with these requirements do not have a material impact on the financial results of the Company.

BOTH COMPANIES

The Company holds all governmental licenses necessary to carry on its business and all such licenses are current. Both segments are subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The OSHA hazard communication standard, the Unites States Environmental Protection Agency community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and similar state statutes require us to organize information about hazardous materials used or produced in our operations. Certain of this information must be provided to employees, state and local governmental authorities and local citizens.


                    COMPLIANCE WITH ENVIRONMENTAL LAWS

CEMETERY OPERATIONS.

In fiscal year 1995, the Company commissioned an engineering study of the Cemetery Operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor. A total of approximately $278,708 has been spent in prior years and 2004 for remediating conditions at the Cemetery Operations. In fiscal year 1997, the Company was notified by the Illinois Environmental Protection Agency ("Illinois EPA") that the environmental work conducted at the Cemetery Operations may not have been in full compliance with its guidelines. During 2004, the Company spent $34,172 in expenses for EPA consultants to submit a plan to the Illinois EPA for approval and seek reimbursement. The Company was able to file for reimbursement from the Leaking Underground Storage Tank Fund due to the work being completed and Illinois EPA giving its approval. Accordingly, the Company received $142,545 in 2004. The Company is not aware of any other environmental issues affecting the Cemetery Operations. No environmental expenditures have been capitalized.

STINAR CORPORATION.

Stinar owns a 43,271 square foot manufacturing facility located on approximately 7.875 acres of land (the "Stinar Facility") in an industrial park in Eagan, Minnesota, a suburb of St. Paul, Minnesota. Prior to the acquisition of the Stinar Facility, Stinar and the Company obtained a Phase I environmental assessment of the Stinar Facility. This Phase I environmental assessment suggested the need for additional study of the Stinar Facility. In addition, the Phase I assessment suggested that certain structural improvements be made to the Stinar Facility. Accordingly, two additional Phase II environmental assessments were performed and revealed the presence of certain contaminants in the soil around and under the building located on the Stinar facility.

Subsequent to the completion of the Phase II environmental assessments and completion of the structural improvements to the building, the Company and Stinar requested and obtained a "no association" letter from the Minnesota Pollution Control Agency ("MPCA") stating that, provided certain conditions set forth in the no association letter are met, the Company and Stinar will not be deemed responsible for contamination which occurred at the Stinar Facility prior to the purchase of the assets of Stinar by the Company. The structural improvements recommended by the Company's environmental consulting firm have been completed and the contaminated soil has been removed and transferred from the property. As a result, MPCA has issued the no association letter.


                     CEMETERY OPERATIONS - TRUST FUNDS

GENERAL. We have established a variety of trusts in connection with our cemetery operations as required under applicable state law. Such trusts include (i) pre-need cemetery merchandise and service trusts; and (ii) perpetual care trusts. We also use independent financial advisors to consult with us on investment policies and evaluate investment results.

PRE-NEED CEMETERY MERCHANDISE AND SERVICE TRUSTS. We are generally required under Illinois law to deposit a specified amount(generally 50% to 85% of selling price)into a merchandise and service trust fund for cemetery merchandise and services sold in pre-need sales. The related trust fund income earned is recognized when the related merchandise and services are delivered. We are permitted to withdraw the trust principal and the accrued income when the merchandise is purchased, when the service is provided by us or when the contract is cancelled.

PERPETUAL CARE FUNDS. Under Illinois law, the Company is required to place a portion of all sales proceeds from cemetery lots, niches and crypts in a trust fund for perpetual care of the cemeteries. Pursuant to these laws, the Company deposits 15% of the revenues from the sale of grave spaces and 10% of revenues from the sale of mausoleum space into a perpetual care fund. The income from these perpetual care trusts provides the funds necessary to maintain cemetery property and memorials in perpetuity. The trust fund income is recognized, as earned, in the cemetery revenues.
While we are entitled to withdraw the income from our perpetual care trust to provide for the maintenance of the cemetery property and memorials, we are not entitled to withdraw any of the principal balance of the trust fund and therefore, the principal balance is reflected on the Company's balance sheet.

                                COMPETITION

Competitive success in Oakridge's business segments includes price, service, location, quality and technological innovation. Competition is strong in all markets served.

CEMETERY OPERATIONS. The Cemetery Operations face competition with other cemeteries in Cook and DuPage Counties in Illinois. Competitive factors in the cemetery business are primarily predicated on location, convenience, service, and heritage. Decisions made by customers are only minimally influenced if at all, by pricing. But funeral directors are greatly influenced by pricing, due to the limited resources of some customers, and direct families to lower cost cemeteries. There are virtually no new entrants in the markets served by the Company as the cost of acquiring sufficient undeveloped land and establishing a market presence necessary to commence operations is prohibitive.

There has been increasing competition from providers specializing in specific services, such as cremations, who offer minimal services and low-end pricing. We also face competition from companies that market products and related information over the internet and funeral homes selling markers. We have felt relatively limited impact in our market from those competitors to date.

STINAR CORPORATION. The aviation ground support equipment business is extremely fragmented and diverse. The purchasers of the types of equipment manufactured by Stinar tend to be longstanding, repeat customers of the same manufacturers, with quality, reliability, pricing, warranties, after market service and delivery being the key factors cited by customers in selecting an aviation ground support equipment supplier. Accordingly, while the market for Stinar equipment is competitive, the Company believes that Stinar's reputation for quality and reliable equipment and the industry's familiarity with Stinar puts it on equal footing with its competitors. Major domestic competitors include Global Ground Support, LLC in catering equipment, Lift-A-Loft Corporation and NMC-Wollard in passenger stairs, Lift-A-Loft Corporation, NMC-Wollard and Phoenix Metal Products in lavatory and water carts, and Tesco Equipment Corporation, Lift-A-Loft corporation and NMC-Wollard in hi-lift equipment. International competitors include Mullaghan Engineering in catering equipment, and Accessair Systems, Inc. and Vestergaard Company, Inc. in water and lavatory carts.

                                 MARKETING

CEMETERY OPERATIONS. Sales are made to customers utilizing the facilities primarily on an at-need basis, that is, on the occurrence of a death in the family when the products and services and internment space are sold to the relatives of the deceased. The cemeteries have started to actively market their products. But most customers typically learn of the cemeteries from satisfied customers and funeral directors who recommend the cemeteries based on superior location and services rendered.

STINAR CORPORATION. The chief method of marketing Stinar's equipment is through one-on-one customer contact made by sales employees of Stinar and manufacturer's representatives under contract with Stinar. Stinar's customers report that Stinar has a reputation in the commercial aviation industry for manufacturing high quality, reliable equipment. Stinar intends to capitalize on this reputation in the domestic airline industry by making frequent sales calls on customers and potential customers and by reducing the amount of time needed to complete customer orders. Stinar has also engaged manufacturers' representatives to assist it in increasing sales to overseas markets and the United States armed services.


                              CREDIT POLICIES

Neither of the Company's business segments generally extends long-term credit to customers.


                               INTERNATIONAL

Stinar's sales to customers outside the United States represented approximately 25% and 15% of the companies net sales in 2005 and 2004, respectively. Products are manufactured and marketed through the Company's sales department and sales representatives around the world. For additional information, see discussions of individual business segments included above; under Item 6, Management's Discussion and Analysis of Financial Condition and Results of Operations; and in Item 7, Financial Statements.


                         OTHER BUSINESS INFLUENCES

CEMETERY OPERATIONS. The Cemetery Operations do not experience seasonal fluctuations, nor are they dependent upon any identifiable group of customers, the loss of which would have a material adverse effect on its business, and discussion of backlog is not material to any understanding of Company's business.

STINAR CORPORATION. The Company believes that its business is highly dependent upon the profitability of its customers in the airline and air cargo markets, and United States government sales also expose Stinar to the cyclical nature of the airline industry. Profitability is affected by fluctuations in passenger and freight traffic, and volatility of operating expenses, including the impact of costs related to labor, fuel and airline security. In addition the United States Air Force, a major purchaser of the Company's equipment, is dependent upon governmental funding approvals. Changes in significant raw material prices, such as steel and chassis, will continue to impact our results.

The diversity of Stinar's customer base and equipment lines does help mitigate these risks, as does the growing importance of marketing internationally, which provides Stinar with an additional customer base not influenced as greatly by U.S. economic conditions or U.S. politics. We will also focus on key risk factors when determining our overall strategy and making decisions for allocating capital. These factors include risks associated with the global economic outlook, product obsolescence, and the competitive environment.

The Company does not believe that the present overall rate of inflation will have a significant impact on the business segments in which it operates.

                                 EMPLOYEES

As of June 30, 2005, the Company had 75 full time and 15 part time or seasonal employees. Of these, the Company employed 53 full-time and 4 part-time employees in the aviation segment and 22 full-time and 11 part-time or seasonal employees in the cemeteries segment.

The cemetery segment employees are represented by local #1, of the Services Employees International Union, AFL-CIO, whose contract expires February 28, 2010.

A union does not represent the aviation segment employees and the Company considers its labor relations to be excellent.


                          REAL ESTATE DEVELOPMENT

APPLE VALLEY, CALIFORNIA RAW LAND

On May 22, 2000, the Company acquired 4.5 acres of unimproved land in Apple Valley, California in exchange for a partial settlement of the judgment against the former chairman of the board. The appraised value of the land was $140,000, with the Company contributing $37,527. At June 30, 2001 the market value of the land has written down $90,000, due to economic conditions. The land is presently listed for sale with a real estate broker.




ITEM 2: PROPERTIES.

The Company's executive office for Oakridge Holdings, Inc. is leased at 4810 120th Street West, Apple Valley, Minnesota, 55124.

The cemetery segment principal properties are located at Roosevelt Road and Oakridge Ave., Hillside, Illinois. The two cemeteries comprise 176.7 acres of real estate, of which 12.8 acres are used for interior roads and other improvements, and 163.9 acres for burial plots. The cemeteries have two mausoleums, office building, and three maintenance buildings. The Oakridge Cemetery (Hillside), Inc. mausoleum is in fair to good shape with major work being required on the front steps and outside landing of the mausoleum due to water leaking into the mausoleum crypts from these areas and will require approximately $300,000 of repairs in the future. All other buildings are in fair shape and will require minimum repairs.

Stinar operates out of a single 43,271 square foot manufacturing facility in Eagan, Minnesota located on 7.875 acres of land. The land consists of two contiguous parcels of real estate. This facility was purchased by Stinar in connection with the purchase of assets. The purchase of the Stinar facility was financed by the Seller pursuant to contracts for deed payable in monthly installments of $9,766 for seven years from the date of purchase, with a balloon payment of principal of $1,207,000 originally due on June 29, 2005. This property has been refinanced with the previous owners and now has a balloon payment due June 29, 2012. The condition of the manufacturing facility and office spaces is fair and will require minimum improvements in the foreseeable future at an estimated cost of $100,000.


ITEM 3:  LEGAL PROCEEDINGS

The Company is a party to a number of legal proceedings that arise from time to time in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on the Company.

We carry insurance with coverages and coverage limits consistent with our assessment of risks in our businesses and of an acceptable level of financial exposure. Although there can be no assurance that such insurance will be sufficient to mitigate all damages, claims or contingencies, we believe that our insurance provides reasonable coverage for known asserted or unasserted claims. In the event the Company sustained a loss from a claim and the insurance carrier disputed coverage or coverage limits, the Company may record a charge in a different period than the recovery, if any, from the insurance carrier.


ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None


                                  PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading in the Company's common stock is in the over the counter market, primarily through listings in the National Quotation Bureau "pink sheets," although the market in the stock is not well established. The table below sets forth the range of bid and asked prices for the two most recent fiscal years. Prices used in the table were reported to the Company by National Quotation Bureau, Inc. These quotations represent inter-dealer prices, without retail markup or commission, and may not necessarily represent actual transactions.



                                  FISCAL YEAR
                            2005               2004
First Quarter          $ .85  -   .80       $ .38 -  .35
Second Quarter          1.10  -   .85         .70 -  .35
Third Quarter           1.25  -  1.05         .85 -  .65
Fourth Quarter          1.15  -  1.10        1.01 -  .72


As of September 15, 2005, there were 1,431,503 shares of Oakridge Holdings, Inc. Common Stock outstanding. The Common Stock shares outstanding are held by approximately 1,700 stockholders of record. Each share is entitled to one vote on matters requiring the vote of shareholders. We believe there are approximately 1,700 beneficial owners of the Common Stock.

The Company has never paid a cash dividend on our Common Stock. The Company currently intends to retain earnings to finance the growth and development of our business and does not anticipate paying any dividends on our Common Stock in the foreseeable future. We are currently prohibited from paying dividends under the terms of our credit agreements. Any future change in our dividend policy will be made at the discretion of our Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under credit, as well as other factors the Board of Directors may deem relevant. We are also prohibited from repurchasing any of our outstanding common stock under the terms of our credit agreement.




ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

                                FISCAL 2005

                      LIQUIDITY AND CAPITAL RESOURCES

The Company relies on cash flow from its two business segments to meet operating needs, fund debt service, and fund capital requirements. The cemeteries and Stinar operations have provided sufficient cash during prior years to support day-to-day operations, current debt service, and capital expenditures. The Company expects that cemetery and Stinar operations will provide sufficient cash during the next five years to cover all debt requirements and operational needs.

Stinar has a $2,500,000 line of credit to fund operations and capital expenditures. The line of credit will expire on December 5, 2005 and discussions with the bank indicate that it will likely be renewed to December 5, 2006. The Company was in compliance with all applicable covenants under the credit facility during fiscal 2005.

There are no expected changes in the number of full time, part time or seasonal employees employed by the cemetery operations. Stinar does anticipate laying off additional employees over time until economic conditions improve in the aviation industry.

The cemetery operations and Stinar have a new five-year plan for $1,500,000 in capital expenditures starting in fiscal year 2004.

The cemetery operations' capital expenditures will be approximately $1,000,000 under the five-year plan. The funds will be used for building improvements for the Oakridge cemetery mausoleum, increased inventory of niches and crypts in mausoleums and outdoors, computer software and hardware equipment and ground equipment. The expenditures for the mausoleum estimated at $300,000 will take during fiscal year 2006. The cemeteries' capital expenditures for fiscal year 2005 were $84,328, and were used for the following: $12,564 for software and hardware equipment, $64,500 for a truck and triple dump truck, $3,340 for a new hydro grass seeder, and $3,924 for signs, lot markers, miscellaneous shrubs and trees. The Company expects to spend approximately $500,000 in fiscal year 2006 on its cemetery operations for repairs on the front entrance of mausoleum, lawn movers and gators for the grounds, and carpet and remodeling of the front office.

Stinar's capital expenditures will be approximately $500,000 under the new five-year plan. The funds will be used for improvements of the manufacturing plant and office, plant and office equipment, and computer software and hardware. These expenditures will take place evenly over the five-year plan. Stinar's capital expenditures for fiscal year 2005 were $54,227, and were used for the following: $41,313 for a new heating and air-conditioning unit for the front office, $3,000 for land improvements, $7,380 for a jigsaw for production and $2,534 for software and hardware equipment. The Company expects to spend approximately $150,000 in fiscal year 2006 on its Stinar operations for a new roof on its shop and robotics for manufacturing new products outside the airline industry.


                       RESULTS OF OPERATIONS - 2005

CEMETERY OPERATIONS - 2005

     In fiscal year 2005, cemetery revenue increased $231,480, or 10%, in comparison to fiscal year 2004. Sales of markers increased $301,250, or 102% (due to training and hiring of new sales manager, hiring of new employee and competitive pricing), grave boxes or liners increased $60,733, or 24% (due to a sales price increase), interment fees increased $129,133, or 22% (due to a sales price increase), cremation fees increased $22,470, or 36% (due to increased case load), with decreases being cemetery plot sales which decreased $8,837, or 2% (due to an increase in cremations), overtime fees which decreased $32,155, or 23% (due to less weekend and holiday burials), mausoleum sales which decreased $7,548, or 26% (due to the economic environment), and miscellaneous income which decreased $157,198, or 90% (due to no one time environmental reimbursement from the leaking underground storage tank fund of Illinois).

In fiscal year 2005, cost of sales increased $234,825, or 16%, in comparison to fiscal year 2004. The increase was attributable to an increase in markers of $74,691, or 60%, and an increase in payroll and related benefits of $149,060, or 10%, with health insurance being the major cause.

Selling expenses increased $131,931, or 81%, over fiscal year 2004. The increase was attributable to an increase in commissions due to all sales, be it at-need or pre-need.

General and administrative expenses decreased $37,102, or 6%, in comparison to fiscal year 2004. The decrease was mostly attributable to Robert Harvey assuming the duties of the accountant in addition to continuing to serve as the CEO and President of the Company.

Interest income from the perpetual care land trust decreased $34,408, or 21%, in comparison to fiscal year 2004. The decrease was attributable to decreased interest rates.


STINAR OPERATIONS - 2005

In fiscal year 2005, revenue increased $2,065,599, or 17%, in comparison to fiscal year 2004. The increase was primarily due increased internationally sales. As discussed above, the Company's contract with the U.S. military, which accounted for 46% of Stinar's total revenue in fiscal 2005, is scheduled to expire on May 30, 2006 and will not be renewed.

Cost of goods sold in fiscal year 2005 was $13,066,088, or 92% of sales. The decrease of 2% compared to fiscal year 2004 was primarily due to the Company having greater sales and no rental costs being incurred for a paint booth (these costs were $15,000 in fiscal 2004), a decrease in general insurance of $73,545 due to higher deductibles, and a decrease in costs due to greater capacity in production.

Gross profit increased 2% in fiscal year 2005 in comparison to fiscal year 2004. This increase was consistent with the annual increases experienced since fiscal year 2003.

Selling expense increased $222,902, or 88%, for the fiscal year 2005. The increase can be attributed to increased sales prices, with the largest increase being sales commissions paid to international agents of $179,032. Other increases included inside commissions of $37,030 and traveling expenses of $28,963 to call on customers and hire international agents.

General and administrative expenses increased $93,623, or 37%, for the fiscal year 2005. The increase was primarily due the following: allocation of depreciation expense of $42,000, research and development expense of $20,000, bank charges for wire transfers and bid and performance bonds for international sales of $40,776 and real estate taxes of $11,751.

Interest expense increased $7,406, or 4%, for the fiscal year 2005. The increase is due to having a greater chassis inventory due to increased sales orders. Robert C. Harvey, the Company's CEO/CFO, guarantees the debt to Ford Motor Credit.


HOLDINGS OPERATIONS - 2005

Operation expenses in fiscal year 2005 decreased $33,062, or 20%, when compared to fiscal year 2004. The difference is calculated after the allocation of corporate expense of $100,000 to Stinar operations and $164,000 to Cemetery operations. Stinar operations were allocated $70,000 for the salary of Robert C. Harvey for his duties as CEO and CFO, and $30,000 for professional fees. Cemetery operations were allocated $84,000 for Robert C. Harvey for his duties as CEO and CFO, $45,000 for professional fees and $35,000 for related travel and living expenses. All other expense items remained constant, except for liability insurance for the board of directors which increased $19,008 and directors' fees which increased $4,500. The largest increase was in accounting fees which was necessary for the Company to remain in compliance with recently adopted regulations.


                       RESULTS OF OPERATIONS - 2004

CEMETERY OPERATIONS - 2004

In fiscal year 2004, cemetery revenue decreased $367,410, or 13%, in comparison to fiscal year 2003. Sales of markers decreased $172,547, or 37%, grave boxes decreased $115,076, or 31%, interment fees decreased $190,856, or 25%, and cremations decreased $34,914, or 36%. The decreases offset by an increase in perpetual care fund interest of $50,549, or 44%, and reimbursement from the Leaking Underground Storage Tank Fund of Illinois of $142,545.

In fiscal year 2004, cost of sales decreased $258,818, or 15%, in comparison to fiscal year 2003. The decrease was due to less sales of $377,959, or direct cost of purchases from vendors decreasing $191,957, or 44% for the purchase of markers, grave boxes and flowers. The primary increases were depreciation of $15,642, and employee ground wages of $68,371. All other expenses remained constant with fiscal year 2003 or decreased slightly.

Selling expenses decreased approximately $79,000, or 37%, over fiscal year 2003. The decrease was attributable to decreased commissions resulting from decreased sales. All other expenses remained constant with fiscal year 2003.

General and administrative expenses increased $97,752, or 17%, over fiscal year 2003. The increase was attributable to an increase in general and health insurance of $18,422, an increase in bad debts of $18,968, an increase in manager and office wages of $63,353, and an increase in environmental expenses of $34,172. The major increase was primarily due to one additional office staff, allocation of Robert Harvey's salary to manage operations, write off of bad debts and cleaning up of a past environmental problem. These increases were offset by decreases of $9,805 in collection fees, $10,388 in postage costs, and $20,853 in discounts taken for early payments to vendors.

Interest income from the perpetual care fund increased $10,549 in year 2004. The increase was attributable to greater interest rates.


STINAR OPERATIONS - 2004

In fiscal year 2004, revenue increased $4,631,650, or 62%, in comparison to fiscal year 2003. The increase was primarily due to contracts with the United States government.

Cost of goods sold in fiscal year 2004 in relation to sales was $11,375,870, or 94%. The decrease of 3% compared to fiscal year 2003 was primarily due to the Company having greater sales, more service repairs and maintenance work and decrease in overhead costs due to greater capacity in production.

Gross profit increased 3% in fiscal year 2004 in comparison to fiscal year 2003. The increase can be attributed to increased sales prices, service repair and maintenance revenue and greater use of capacity in the shop.

Selling expenses increased $38,393, or 18%, for fiscal year 2004. The increase is primarily due to higher commissions of $42,756, related payroll taxes of $10,905 and trade show expenses of $5,458, offset by a reduction in related travel expenses of $19,888. All other expenses remained constant with the prior years.

General and administrative expenses decreased $34,045, or 12%, for the fiscal year 2004 when compared to fiscal year 2003. The decrease was primarily due to the following: a $19,306 reduction in office staff due to having one less full time employee which was replaced with one part time employee, a $8,657 reduction in bad debts, a $10,242 reduction in conventions and meetings expense, and a $30,038 reduction in amortization expenses. These reductions where offset by the $51,068 increase in officers salary due to the allocation of Robert C. Harvey's salary. All other expense remained constant or decreased in comparison with the prior fiscal year.

Interest expense increased $2,981, or 2%, for the fiscal year 2004 when compared to fiscal year 2003. The increase is due to having a greater chassis inventory due to increased sales orders. Robert C. Harvey, the Company's CEO/CFO, guarantees debt to Ford Motor Credit.

HOLDINGS OPERATIONS - 2004

Operating expenses in fiscal year 2004 decreased $128,135, or 44%, when compared to fiscal year 2003. The difference is after the allocation of expenses of $60,000 of Robert C. Harvey's salary, $16,020 of audit fees, $10,236 of legal fees and $13,528 of travel expenses to the cemeteries, and $60,000 of Robert C. Harvey's salary and $10,000 of audit fees to Stinar Corporation. Robert C. Harvey serves as the President and Chief Operating Officer of the wholly owned subsidiaries. All other expenses remain constant with prior fiscal year 2003.

Interest expense in fiscal year 2004 decreased $22,546, or 21% in comparison to fiscal year 2003. The decrease is due to less debenture debt.


                        OBLIGATIONS AND COMMITMENTS

The following table summarizes our obligations and commitments to make future payments under contracts, such as debt and lease agreements, as well as other financial commitments.




                                                         Payments By Period
                                                                                      After Five
                  Note        Total      2006        2007     2008     2009     2010       Years
Long-term Debt     (1)   $2,050,514  $147,991    $555,752  $92,629  $97,772  $51,869  $1,104,501

Subordinate
Debentures         (2)     $520,000         -    $520,000        -        -        -           -
                         ----------  --------   ---------  -------  -------  -------  ----------
Total Contractual
Cash Obligations         $2,570,514  $147,991  $1,075,752  $92,629  $97,772  $51,869  $1,104,501
                         ==========  ========  ==========  =======  =======  =======  ==========



  (1)  It is not our intention to pay all remaining amounts on our long term debt exclusively from cash flow from operations.  We expect to be able to refinance the debt well in advance of maturity dates. Any refinancing could result in additional interest and other costs depending on financial markets and our credit profile at the time of refinancing.

  (2)  We expect to be able to pay the debentures of $520,000 due in fiscal year
       2006 using cash flow from operations or by extending the related party debentures.



OFF-BALANCE SHEET ARRANGEMENTS

None.


ITEM 7:  FINANCIAL STATEMENTS.

The financial statements of the Company for the fiscal years ending June 30, 2005 and 2004, located at Exhibit 13, F-1, are incorporated herein.


ITEM 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.


ITEM 8A:  CONTROLS AND PROCEDURES.

An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

No change in the Company's internal control over financial reporting was identified in connection with the evaluation required by Rule 13a-15(d) of the Exchange Act that occurred during the period covered by this annual report and that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.



ITEM 8B:  OTHER INFORMATION

None.





                                 PART III

ITEM 9:  DIRECTORS AND EXECUTIVE OFFICERS.

Directors hold office for a one-year term or until their successors are duly elected and qualified. Each director of the Company has served continuously since the year indicated below, except for Hugh McDaniel who resigned on August 30, 2001, and then was re-elected to the Board of Directors on January 11, 2002. The age as of September 16, 2005 and principal occupation or employment of all directors and executive officers are set forth below.

Robert C. Harvey (54), has been a Director, Chairman of the Board, CEO/CFO of the Company and Stinar Corporation, Chief Executive Officer and
Chief Financial Officer of the Cemeteries and sole director of the two business segments since 1992.

Robert B. Gregor (54), Secretary and Director since 1993, Vice-President of Marketing and Sales at Stinar Corporation since 1999 and Officer of the two cemeteries since 1993.

Hugh H. McDaniel (65), Mr. McDaniel has been a residential real estate broker since 1973.

Robert Lindman (65) Mr. Lindman has been retired since 2000 and was previously the sole owner of Golden Triangle Forms Company for 30 years.

Pamela Whitney (52) Ms. Whitney is an Inventory Exchange Supervisor at Phillips 66 since 2000, and prior to joining Phillips 66 was at the CPA firm of Kilpatrick, Luster & Co., PLLC.

The Company has a separately designated Audit Committee consisting of Robert Lindman, Pamela Whitney and Hugh McDaniel. The Board of Directors has determined that Pamela Whitney is an "audit committee financial expert," as defined by SEC rules and is independent of management.

Section 16(a) of the Exchange Act requires that the Company's directors, executive officers and persons who own more than ten percent of the Company's Common Stock file initial reports of ownership of the Company's Common Stock and changes in such ownership with the Securities and Exchange Commission. To the Company's knowledge based solely on a review of copies of forms submitted to the Company during and with respect to fiscal 2005 and on written representations from the Company's directors and executive officers, all required reports were filed on a timely basis during fiscal 2005.

The Company has not adopted a code of ethics that applies to the Company's Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. The Company has not adopted such a code as all of these roles are performed by the Company's Chief Executive Officer who operates under the direct supervision of the Board of Directors and Audit Committee.


ITEM 10:  EXECUTIVE COMPENSATION

                        SUMMARY COMPENSATION TABLE

                            Annual Compensation

          Name and                                       Other Annual
     Principal Position       Year    Salary    Bonus  Compensation (3)

Robert C. Harvey (1)          2005  $220,738      -            -
Chairman of the               2004  $198,400      -            -
 Board and Chief              2003  $189,000      -            -
 Executive Officer

Robert B. Gregor (2)          2005  $185,956      -          $630
Secretary and                 2004  $149,659      -          $676
 Vice President               2003  $121,899      -          $260

(1) Mr. Harvey was employed by the Company as Chairman of the Board and Chief Executive Officer in November 1992.

(2) Mr. Gregor was employed by the Company as Vice President of Marketing and Sales in January 1, 1999.

(3) Consists of medical insurance payments.


                        OPTION GRANTS AND EXERCISES

There were no options granted to the executive officers named in the Summary Compensation Table during 2005.

The purpose of the following table is to report the exercise of stock options by the executive officers named in the Summary Compensation Table during fiscal 2005 and the value of their unexercised stock options as of June 30, 2005.


                                AGGREGATE OPTION
                          EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                             Number of Shares          Value of Unexercised
                                          Underlying Unexercised       In-The-Money Options
                                        Options at Fiscal Year-End    at Fiscal Year-End (1)
                    Shares
                   Acquired     Value
      Name       On Exercise  Realized  Exercisable  Unexercisable  Exercisable  Unexercisable
Robert C. Harvey      -           -          -             -            $-            $-

Robert B. Gregor      -           -       10,000           -            $-            $-



(1) Value is based on the difference between the per share average bid and asked prices of the Company's Common Stock on June 30, 2005 ($1.24 per share) and the exercise price of the options. At June 30, 2005, all options were out-of-the-money.





                           EMPLOYMENT AGREEMENT

The Company has no employment agreements with its executive officers. A new contract with Mr. Harvey is presently being negotiated.


                         COMPENSATION OF DIRECTORS

All non-employee directors of the Company are paid $2,000 as an annual director's fee and no fees per meeting attended in person or telephonically. Directors are also reimbursed for travel and lodging expenses as appropriate.


ITEM 11:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table contains information as of June 30, 2005, concerning the beneficial ownership of the Company's common shares by each executive officer named in the Summary Compensation Table, each director, by all directors and officers as a group, and by each person known to the Company to "beneficially own" more than 5% of its common shares.


Name of Individual
or Persons in Group            Number of Shares (a)     % of Class

Robert C. Harvey                      (b)   431,779          28.0%
Robert B. Gregor                      (c)   197,689          12.5%
Hugh McDaniel                                 5,100            .3%
Robert Lindman                                    0             0%
Pamela Whitney                                    0             0%
                                           --------         ------
All officers and Directors
as a Group (5 persons)                      634,568          40.8%
                                           ========         ======



(a) Unless otherwise noted, all shares shown are held by persons possessing sole voting and investments power with respect to such shares.

(b) Includes 60,190 held by Mr. Harvey's wife and children for which Mr. Harvey may be deemed to share voting and investment power, but as to which he disclaims beneficial ownership. In addition, 110,000 of the 431,779-share total listed in the table are shares that could be acquired upon the conversion of convertible subordinated debentures. In addition, 10,000 are held jointly by Mr. Harvey and his wife.

(c) Includes 8,125 held by Mr. Gregor's wife and children to which Mr. Gregor may be deemed to share voting an investment power, but as to which he disclaims beneficial ownership. In addition, 112,564 are held jointly by Mr. Gregor and his wife. Also, 35,000 of the 197,689 shares total listed in the table are shares that could be acquired upon exercise of an option and the conversion of convertible subordinated debentures.


                   EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of June 30, 2005, certain information regarding the Company's 1999 Stock Incentive Plan (the "1999 Plan"), which was approved by shareholders on February 22, 1999. The Company has no equity compensation plans which have not been approved by shareholders.

              Number of         Weighted-       Number of securities
           securities to be      average      remaining available for
             issued upon     exercise price    future issuances under
             exercise of     of outstanding     equity compensation
             outstanding        options,          plans (excluding
          options, warrants   warrants and    securities reflected in
              and rights         rights            first column)
1999 Plan       10,000            $1.63               165,000


ITEM 12:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the years ended June 30, 2005 and 2004, amounts paid for non-audit compliance services to entities related to the Chief Executive Officer were $15,891 and $17,420 respectively.


ITEM 13:  EXHIBITIS, FINANCIAL STATEMENT SCHEDULES, AND
          REPORTS ON FORM 8-K.

FINANCIAL STATEMENTS

The following documents are filed or incorporated by reference as part of this Form 10-KSB.

The following consolidated financial statements of Oakridge Holdings, Inc. and Subsidiaries, together with the Independent Auditors Report are filed in this report at Exhibit 13, F-1.

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of June 30, 2005 and 2004

Consolidated Statements of Operations for Years Ended June 30, 2005 and
2004

Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2005 and 2004

Consolidated Statements of Cash Flows for the Years Ended June 30, 2005 and
2004

Notes to Consolidated Financial Statements

(a)  EXHIBITS:

2. The schedule of exhibits required to be furnished by Item 601 of Regulations S-B is as follows:

3(i)  Amended and Restated Articles of Incorporation as amended (1)

3(ii) Amended and Superseding By-Laws as amended (1)

10(a) 1999 Stock Incentive Award Plan (2)

10(c) Loan Documents for line of credit (3)

10(d) Subordinated Debenture Agreement (1)

10(e) Loan documents for Mortgage Note Payable (3)

13    Financial Statements

21    Subsidiaries of Registrant (2)

23    Consent of Independent Auditors

31    Rule 13a-14(a)/15d-14(a) Certifications

32    Section 1350 Certifications

(1)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1997.
(2)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1999.
(3)   Filed as exhibit to Form 10-KSB for fiscal year ended June 30, 1998.



ITEM 14:  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Aggregate fees for professional services rendered for the Company by WIPFLI LLP for the years ended June 30, 2005, and 2004, were:

                                2005                  2004

Audit Fees                   $57,000               $47,485
Audit Related Fees                 -                     -
Tax Fees                           -                     -
All Other Fees                     -                     -
                             -------               -------
     Total                   $57,000               $47,485
                             =======               =======


The Audit Fees for the years ended June 30, 2005, and 2004, were for professional services in connection with the audits of the consolidated financial statements of the Company and review of Securities and Exchange Commission quarterly (10-QSB) and yearly filings (10-KSB).

The de minimis exception was not used for any fees paid to WIPFLI LLP.

The Company's Audit Committee has considered whether the provision of the above services other than audit services is compatible with maintaining the independence of WIPFLI LLP.


PREAPPROVAL POLICIES AND PROCEDURES

Rules adopted by the Securities and Exchange Commission in order to implement requirements of the Sarbanes-Oxley Act of 2002 require public company audit committees to pre-approve audit and non-audit services. All auditing services and non-audit services provided by WIPFLI LLP must be preapproved by the Audit Committee. The non-audit services specified in
Section 10A(g) of the Securities Exchange Act of 1934 may not be provided by WIPFLI LLP.

In addition, the Company's Audit Committee has adopted policies and procedures pursuant to which audit, audit-related and tax services, and all permissible non-audit services, are pre-approved by category of service. The policies require the Audit Committee to be informed of each service, and the policies do not include any delegation of the Audit Committee's responsibilities to management.











                                Signatures

In accordance with Section 13 or 15 (d) of the Exchange Act, the Company has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 OAKRIDGE HOLDINGS, INC.


Dated: September 27, 2005        By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chairman Of the Board
                                 Of Directors

In accordance with the Exchange Act, this report has also been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.


Dated: September 27, 2005         By /s/ Robert C. Harvey
                                 Robert C. Harvey
                                 Chief Executive Officer
                                 Chief Financial Officer
                                 Director


Dated: September 27, 2005         By /s/ Robert B. Gregor
                                 Robert B. Gregor
                                 Secretary
                                 Director


Dated: September 27, 2005         By /s/ Hugh H. McDaniel
                                 Hugh H. McDaniel
                                 Director


Dated: September 27, 2005         By /s/ Robert Lindman
                                 Robert Lindman
                                 Director


Dated: September 27, 2005         By /s/ Pamela Whitney
                                 Pamela Whitney
                                 Director

                                EXHIBIT 13



                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2005 AND 2004



                             TABLE OF CONTENTS


                                                                   Page

Report of Independent Registered Public Accounting Firm


Consolidated Financial Statements:

Consolidated Balance Sheets                                            1

Consolidated Statements of Operations                                  2

Consolidated Statements of Stockholders' Equity                        3

Consolidated Statements of Cash Flows                                  4

Notes to Consolidated Financial Statements                             5













WIPFLI LLP


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Oakridge Holdings, Inc. and Subsidiaries
Apple Valley, Minnesota




We have audited the accompanying consolidated balance sheets of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oakridge Holdings, Inc. and Subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ WIPFLI LLP

WIPFLI LLP



Edina, Minnesota
August 26, 2005




                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                        CONSOLIDATED BALANCE SHEETS


                                             June 30,2005    June 30,2004
                 ASSETS

Current assets:
Cash and cash equivalents                        $630,722        $675,605
Receivables:
Trade, less allowance for doubtful
accounts of $15,000 in 2005 and 2004            1,549,075       1,298,531
Trust income                                            -          10,176
Inventories:
Production                                      4,836,900       4,489,797
Cemetery and mausoleum space                      570,468         588,935
 Markers, urns and flowers                         18,262          35,339
Deferred income taxes                             138,000         185,000
Other current assets                               92,480         134,177
                                              -----------     -----------
Total current assets                            7,835,907       7,417,560
                                              -----------     -----------
Property and equipment                          5,777,485       5,631,775
Less accumulated depreciation                  3,066,722        2,729,379
                                              -----------     -----------
                                                2,710,763       2,902,396
                                              -----------     -----------
Cemetery perpetual care trusts                  4,629,614               -
                                              -----------     -----------
Preneed trust investments                       1,571,461               -
                                              -----------     -----------
Other assets:
Land                                               50,000          50,000
Other                                              18,355          16,293
                                              -----------     -----------
Total other assets                                 68,355          66,293
                                              -----------     -----------
Total Assets                                  $16,816,100     $10,386,249
                                              -----------     -----------












                                             June 30,2005    June 30,2004
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Notes payable - bank                             $975,000      $1,625,000
Accounts payable - trade                          331,170         542,712
Due to finance company                          3,388,660       2,295,504
Deferred revenue                                  991,759         908,874
Accrued liabilities                               593,477         497,840
Current maturities of long-term debt              147,991       1,672,531
                                              -----------     -----------
Total current liabilities                       6,428,057       7,542,461
                                              -----------     -----------

Long-term debt                                  2,422,523       1,053,252
                                              -----------     -----------
Non-controlling interest in perpetual                                   -
care and trust investments                      6,201,075
                                              -----------     -----------
Stockholders' equity:
Preferred stock, $.10 par value, 1,000,000
shares authorized; none issued
                                                        -               -
Common stock, $.10 par value, 5,000,000
shares authorized; 1,431,503 shares
issued and outstanding in 2005 and 2004
                                                  143,151         143,151
Additional paid-in capital                        2,028,975       2,028,975
Accumulated deficit                              (407,681)        (381,590)
                                              -----------     -----------
Total stockholders' equity                      1,764,445       1,790,536
                                              -----------     -----------
                                              $16,816,100     $10,386,249
                                              ===========     ===========


              See Notes to Consolidated Financial Statements
















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF OPERATIONS


                                               Year Ended      Year Ended
                                            June 30, 2005   June 30, 2004
                                               ----------      ----------
Revenue                                       $16,836,315     $14,539,236
Cost of good sold                              14,726,779      12,801,736
                                               ----------      ----------
Gross margin                                    2,109,536       1,737,500
Selling, general and administrative
expenses                                        1,872,380       1,494,088
                                               ----------      ----------
Income from operations                            237,156         243,412
                                               ----------      ----------
Other income (expense):
Interest expense                                (287,466)       (280,636)
Interest income                                     7,134          8,422
Other income (expense), net                         1,085         (1,014)
                                               ----------      ----------
Total other income (expense)                    (279,247)       (273,228)
                                               ----------      ----------
Loss before income taxes                         (42,091)        (29,816)
(Benefit) provision for income taxes             (16,000)        (12,000)
                                               ----------      ----------
Net loss                                         (26,091)       $(17,816)
                                               ==========      ==========
Basic loss per share                              $(0.02)         $(0.01)
                                               ==========      ==========
Diluted net loss per share                        $(0.02)         $(0.01)
                                               ==========      ==========



              See Notes to Consolidated Financial Statements









                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 2005 AND 2004



                    Common Stock
                 Number of     Common   Additional    Retained        Total
                    Shares      Stock      Paid-In    Earnings
                                           Capital   (Deficit)

BALANCE,         1,431,503   $143,151   $2,028,975  $(363,774)   $1,808,352
June 30, 2003

Net loss                 -          -            -    (17,816)     (17,816)
                 ---------   --------   ----------    --------   ----------
BALANCE,         1,431,503   $143,151   $2,028,975  $(381,590)   $1,790,536
June 30, 2004

Net loss                 -          -            -   (26,091)     (26,091)
                 ---------   --------   ----------    --------   ----------
BALANCE,         1,431,503   $143,151   $2,028,975   (407,681)    1,764,445
June 30, 2005
                 =========   ========   ==========   =========   ==========


              See Notes to Consolidated Financial Statements



















                 OAKRIDGE HOLDINGS, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             Increase (Decrease) In Cash and Cash Equivalents


                                                  Year Ended     Year Ended
                                                June 30,2005   June 30,2004

Cash flows from operating activities:
 Net loss                                           $(26,091)     $(17,816)
Adjustments to reconcile net income to net
cash flows from operating activities:
 Depreciation                                        337,343        306,168
 Deferred income taxes                                47,000       (12,000)
 Loss on disposal of property & equipment                  -          3,157
 Receivables                                        (240,368)       557,066
 Inventories                                        (311,559)     (250,926)
 Refundable income taxes                                   -        257,619
 Other assets                                         39,635       (69,685)
 Accounts payable and due to finance company         881,614         58,085
 Deferred revenue                                     82,885        236,910
 Accrued liabilities                                  95,637      (155,697)
                                                  ----------     ----------
Net cash flows from operating activities             906,096        912,881
                                                  ----------     ----------
Cash flows from investing activities:
 Purchases of property and equipment                (145,710)     (361,694)
 Proceeds from sale of property and  equipment             -            500
                                                  ----------     ----------
Net cash flows from investing activities            (145,710)     (361,194)
                                                  ----------     ----------
Cash flows from financing activities:
 Change in notes payable - bank                     (650,000)      (64,810)
 Principal payments on long-term debt               (155,269)     (272,902)
 Proceeds from issuance of long-term debt                  -          4,220
                                                  ----------     ----------
Net cash flows from financing activities            (805,269)     (333,492)
                                                  ----------     ----------
Net change in cash and cash equivalents              (44,883)       218,195
Cash and cash equivalents, beginning of year         675,605        457,410
                                                  ----------     ----------
Cash and cash equivalents, end of year              $630,722       $675,605
                                                  ==========     ==========

Supplemental Disclosure of Cash Flow
Information:

Cash paid (received) during the years for:
Interest                                            $288,216       $291,886
                                                  ==========     ==========



              See Notes to Consolidated Financial Statements







                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    YEARS ENDED JUNE 30, 2005 AND 2004




1. THE COMPANY

                            NATURE OF BUSINESS

The Company is a Minnesota corporation organized on March 6, 1961. The Company operates two cemeteries in Illinois and an aviation ground support equipment business in Minnesota. The cemetery operations routinely grant credit to pre-need customers, substantially all of who are in the Chicago area. On June 29, 1998, the Company acquired the net assets of an aviation ground support equipment business (Stinar). Stinar designs, engineers and manufactures aviation ground support equipment serving the United States Armed Services and businesses domestically and internationally.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                        PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly-owned. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

                         ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. As a result, actual amounts could differ from those estimates.

                         CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows and balance sheets, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                                RECEIVABLES

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

                                INVENTORIES

Finished goods, component parts and work-in-process inventories are stated at the lower of cost (first-in, first-out [FIFO]) or market.

The cemetery and mausoleum space available for sale is stated at the lower of cost (determined by an allocation of the total purchase and development costs of each of the properties to the number of spaces available) or market.

                          PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to operations as incurred and significant renewals and betterments are capitalized.

                            REVENUE RECOGNITION

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Sales of pre-need cemetery interment rights are recognized in accordance with the retail land sales provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("FAS No. 66"). Accordingly, provided certain collectibility criteria are met, pre-need cemetery interment right sales are deferred until a specified minimum percentage of the sales price has been collected. A portion of the proceeds from cemetery sales for interment rights is generally required by law to be paid into perpetual care trusts. Earnings of perpetual care trusts are recognized in current cemetery revenue and are used to defray the maintenance costs of cemeteries, which are expensed as incurred.

Pursuant to various state and provincial laws, a portion of the proceeds from the sale of pre-need merchandise and services are required to be paid into trusts, which are included in pre-need trust investments are in the Company's consolidated financial statements. The un-trusted proceeds are included in deferred revenue. Revenue is recognized on the sale of the pre-need opening and closing services and grave box sales upon delivery at the time of need. The revenue is recognized upon delivery is the trusted amount plus accrued interest, plus the un-trusted amount included in deferred revenue.

Selling costs related to the sale of pre-need cemetery contract revenues are expensed in the period incurred.

Aviation Ground Support Equipment

Revenue is recognized when the risks and rewards of ownership transfer to customers, which is generally at the time of shipment. For certain government contracts ownership transfers upon government inspection and approval of the product.

                               INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred income taxes. Deferred income taxes relate to differences between the financial and tax bases of certain assets and liabilities. The significant temporary differences relate to operating loss carry forwards, depreciation, inventories and certain accruals. Deferred income tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

                            ENVIRONMENTAL COSTS

Environmental expenditures that pertain to current operations or relate to future revenue are expensed or capitalized consistent with the Company's capitalization policy. Expenditures that result from the remediation of an existing condition caused by past operations that do not contribute to current or future revenue are expensed. Liabilities are recognized for remedial activities when the clean-up is probable and the cost can be reasonably estimated.

                        SHIPPING AND HANDLING COSTS

All shipping and handling revenue is included in revenue. All direct costs to ship the products to customers are classified as cost of goods sold.

                               STOCK OPTIONS

The Company accounts for its stock option plan using the intrinsic value based method as prescribed by Accounting Principles Board (APB) No. 25 "Accounting for Stock Issued to Employees."

Statement of Financial Accounting Standards (SFAS) No's. 123 and 148 require pro forma information as if the Company's stock option plan has been accounted for using the fair value based method. Had the Company's stock option plan been accounted for using the full value based method there would have been no effect on the net loss and basic and diluted earnings per share in 2005 and 2004.

During 2005 and 2004 there was no stock-based employee compensation expense under the intrinsic value based method.


                              CONCENTRATIONS

Credit Risk

The Company's cash deposits from time to time exceed federally insured limits. The Company has not experienced any losses on its cash deposits in the past. At June 30, 2005 and 2004, the Company exceeded the insured limit by approximately $421,593 and $689,000, respectively.

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company generally does not require collateral for its trade accounts receivable. At June 30, 2005, the United States Air Force accounted for approximately 69%, and a foreign customer accounted for 25% of Stinar's accounts receivable. At June 30, 2004, the United States Air Force accounted for approximately 71%, and a foreign customer accounted for 1% of Stinar's accounts receivable.

Customers

A significant portion of the Company's customers are concentrated in the airline industry. A downturn in the airline industry related to the September 11, 2001, acts of terrorism and increases in fuel costs have had a negative impact on the Company's 2005 and 2004 operations.

Net sales to international customers and the United States government were
approximately 25% and   61% of Stinar's net sales in 2005, and
approximately 15% and 79% of Stinar's net sales in 2004, respectively.

                 BASIC AND DILUTED NET EARNINGS PER SHARE

Basic net earnings (loss) per common share is computed by dividing net earnings (loss) applicable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and conversion of subordinated debenture and adjusting the net earnings (loss) applicable to common stockholders resulting from the assumed conversions. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.


3. CHANGE IN ACCOUNTING PRINCIPLES AND NEW ACCOUNTING PRINCIPLES

                 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, share-based payment.
This SFAS will require the Company to measure the cost of employee services received in exchange for un-award of equity investments based on the fair-value of the award. The cost will be recognized over the period the services are performed. The SFAS will be applied to future awards of equity instruments.

FASB Interpretation No. 46 ("FIN 46" and "FIN" 46R), Consolidation of Variable Interest Entities".

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51." This interpretation clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB revised FASB Interpretation No. 46 (`FIN 46R"). The Company implemented FIN 46 R as of January 1, 2005, which resulted in the consolidation of the Company's preneed cemetery merchandise and services trusts and the Company's cemetery perpetual care trusts. The implementation of FIN 46R affected certain line items in the consolidated balance sheet, but had no impact on net earnings. Also, the implementation of FIN 46R did not result in any net changes to the Company's consolidated statement of cash flows, but does require disclosure of certain financing and investing activities. See notes 4, 5, 6.

Although FIN 46R requires consolidation of the preneed cemetery merchandise and services trusts and cemetery perpetual care trusts, it does not change the legal relationships among the trusts, the Company and its customers.
In the case of preneed cemetery merchandise and services trusts, the customers are the legal beneficiaries. In the case of cemetery perpetual care trusts, the Company does not have a legal right to the cemetery perpetual care trust assets. For these reasons, upon consolidation of the trusts, the Company recognized non-controlling interests in its financial statements to reflect third-party interests in these trusts in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The Company classifies deposits to the cemetery merchandise and service trusts as non-controlling and classifies deposits to the cemetery perpetual care trusts as non-controlling.

All of these trusts hold investments in marketable securities, which have been classified as available-for-sale and are reported at fair value, which unrealized gains and losses excluded from earnings and initially reported as a separate component of accumulated other comprehensive income or loss in the Company's consolidated balance sheet pursuant to the provisions of SFAS No. 115. Unrealized gains and losses attributable to the non-controlling interest holders are reclassified from accumulated other comprehensive income or loss to non-controlling interest in cemetery trusts and perpetual care trusts in the Company's consolidated balance sheet. Unrealized gains and losses attributable to the Company, but that have not been earned through the performance of services or delivery of merchandise are reclassified from accumulated other comprehensive income or loss to deferred revenues.

Beginning January 1, 2005, the Company recognizes realized earnings of the preneed cemetery merchandise and services trusts and perpetual care trusts within investment and other income, net (with a corresponding debit to the related trust asset). The Company then recognizes a corresponding expense within investment and other income, net, representing the realized earnings of these trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery trusts or non-controlling interest in cemetery perpetual care trusts, as the case may
be). The Company also simultaneously recognizes a similar expense for realized earnings of the trusts attributable to the Company (with a corresponding credit to deferred preneed funeral or cemetery revenue), when such earnings have not been earned by the Company through the performance of services or delivery of merchandise (see Note 6).

The net effect is an increase by the amount of the realized earnings on both the trust asset and the related non-controlling interest and deferred revenue; there is no effect on net income. In the case of cemetery merchandise and service trusts, the Company recognizes as revenues amounts attributed to the non-controlling interest holders and the Company upon the performance of services and delivery of merchandise, including realized earnings accumulated in these trusts (with corresponding debit to the related trust asset). The Company then recognizes a corresponding expense within investment and other income net, representing the realized earnings of these trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery perpetual care trusts, as the case may be). In the case of cemetery perpetual care trusts, the Company recognizes investment earnings in cemetery revenues when such earnings are realized and permitted to be legally withdrawn by the Company (with a corresponding debit to non-controlling interest in cemetery perpetual care trusts). These earnings and related funds are intended to defray cemetery maintenance costs.

The end result of FIN 46R is that the Company's trust assets are now recorded on the consolidated balance sheet at their market value and included in trust investments with corresponding credits to non-controlling interest in perpetual care and trust investments, as opposed to being recorded at their original cost as deferred revenue prior to adoption of FIN 46R. The realized earnings on these trust assets under FIN 46R flow into and out of the statement of earnings through investment and other income, with no effect on revenue or net earnings. Both prior to and after the adoption of FIN 46R, accumulated trust earnings from the preneed cemetery merchandise and services trusts are recognized as revenue when the related merchandise and services are delivered, and cemetery perpetual care trust earnings are recognized as revenue as they are realized in the trust and permitted to be legally withdrawn by the Company. In summary, the adoption of FIN 46R had no effect on revenues, net earnings, cash flows or stockholders' equity.

For more discussion of the Company's accounting policies after the implementation of FIN 46R, see Notes 4 through 6.


4. PRENEED TRUST INVESTMENTS

The Company sells price-guaranteed preneed cemetery contracts providing for merchandise or services to be delivered in the future at prices prevailing when the agreements are signed. Some or all of the funds received under these contracts for merchandise or services are required to be placed into trust accounts, pursuant to Illinois state laws. Effective January 1, 2005, the Company changed certain aspects of its accounting for preneed cemetery contracts upon implementation of FIN 46R. For additional information, see Note 3. When a trust-funded preneed cemetery contract is entered into, the Company records an asset (included in cemetery receivables and trust investments) and a corresponding liability (included in deferred cemetery revenues) for the contract price. As the customer makes payments on the contract prior to performance by the Company, the Company deposits into the related trust the required portion of the payment and reclassifies the corresponding amount from deferred cemetery revenue into non-controlling interest in cemetery trusts.

Beginning with the third quarter of fiscal year 2005, the Company recognizes realized earnings of these trusts with investment and other income, net (with a corresponding debit to receivables and trust investments). The Company recognizes a corresponding expense within investment and other income, net, equal to the realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in cemetery trusts), or attributable to the Company (with a corresponding credit to deferred cemetery revenue) when such earnings have not been earned by the Company through the performance of services or delivery of merchandise. The net effect is an increase by the amount of the unrealized earnings in both (1) the trust asset and (2) the related non-controlling interest or deferred cemetery revenue items; there is no effect on net earnings. As of January 1, 2005, the cumulative undistributed net trust investment earnings of the cemetery merchandise and services trusts are included in non-controlling interest in cemetery trusts instead of deferred cemetery revenue. Upon performance of services or delivery of merchandise, the Company recognizes as revenues amounts attributed to the non-controlling interest holders or included in deferred cemetery revenue, including realized trust earnings.

Trust Investments:

Trust investments represent trust assets for contracts sold in advance of when the merchandise or services are needed. The trust investments in the consolidated balance sheet as of June 30, 2005 are $1,571,461.

The cost and market value associated with the preneed cemetery merchandise and service trust assets are as of June 30, 2005 are detailed below. The adjusted cost basis of the cemetery merchandise and services trust assets below reflect an increase in past years of trust assets of approximately $301,985 as of June 30, 2005 from their original cost basis.


        Adjusted  Unrealized Unrealized
      Cost Basis       Gains     Losses      Market
      ----------  ---------- ----------  ----------
Bonds $1,269,476    $301,985        -0-  $1,571,461


Deferred Cemetery Revenue:

As of June 30, 2005, deferred cemetery revenue represents future preneed cemetery revenues to be recognized upon delivery of merchandise or performance of services. It includes amounts not required to be trusted, this includes distributed and distributable trust investment earnings associated with unperformed preneed cemetery services or undelivered preneed cemetery merchandise where the related cash or investments are not held in trust accounts (generally because the Company was not required to deposit the cash in the trust). Future contract revenues and non-distributable net trust investment earnings where the related cash or investments are held in trust accounts are included in non-controlling interest in cemetery trusts. As of June 30, 2005 (prior to implementation of FIN 46R), prearranged deferred revenue, net represents the original contract price for the preneed cemetery items deferred plus net investment earnings associated with the deferred items.


5. CEMETERY PERPETUAL CARE TRUSTS

The Company sells price-guaranteed preneed cemetery contracts providing for property interment rights. For preneed sales of interment rights (cemetery property), the associated revenue and all costs to acquire the sale are recognized in accordance with SFAS No. 66, "Accounting For Sales of Real Estate." Under SFAS No. 66, recognition of revenue and costs must be deferred until 10 percent of the property sale price has been collected. The Company is required by state law to pay into the cemetery perpetual care trusts a portion of the proceeds from the sale of cemetery property interment rights. As a result of implementation of FIN 46R, the Company has consolidated the cemetery perpetual care trusts, including investments accounted for under SFAS No. 115, resulting in such funds being reflected in cemetery perpetual care trust investments within total assets, with a corresponding amount reflected as non-controlling interest in perpetual care trusts.

Beginning January 1, 2005, the Company recognizes realized earnings of these trusts within investment and other income, net (with a corresponding debit to cemetery perpetual care trust investments). The Company recognizes a corresponding expense within investment and other income, net for the amount of realized earnings of the trusts attributable to the non-controlling interest holders (with a corresponding credit to non-controlling interest in perpetual care trusts). The net effect is an increase by the amount of the realized earnings of the trusts in both the trust asset and the related non-controlling interest.

Earnings from these cemetery perpetual care trust investments that the Company is legally permitted to withdraw are recognized in current cemetery revenues and are used to defray cemetery maintenance costs which are expensed as incurred. Recognized earnings related to these cemetery perpetual care trust investments were $129,736 and $164,144 for the years ended June 30, 2005 and 2004 respectively.

The cost and market value of the trust investments held by the cemetery perpetual care trusts as of June 30, 2005 are detailed below. The adjusted cost basis of the cemetery perpetual care trusts below reflect an increase in the trust assets of $ 229,617 as of June 30, 2005 from their original cost basis.

                       Adjusted  Unrealized Unrealized
                     Cost Basis       Gains     Losses       Market
                     ----------  ---------- ----------  -----------
Cash, & Money Market   $395,190      $    -  $       -     $395,190
Bond Funds            3,215,601           -     95,406    3,120,195
Equities                682,923     254,358          -      937,281
Mutual                  106,283      70,665          -      176,948
                     ----------  ---------- ----------  -----------
Trust Investments    $4,399,997   $ 325,023   $ 95,406  $ 4,629,614
                     ==========  ========== ==========  ===========


Market Value as a percentage of cost:                        105.2%


6. Non-Controlling Interest in Cemetery Trust and in Perpetual Care Trusts

Effective January 1, 2005, the Company consolidated the preneed cemetery merchandise and services trusts associated with its preneed cemetery activities as a result of the implementation of FIN 46R. Although FIN 46R requires the consolidation of the preneed cemetery merchandise and service trusts, it does not change the legal relationships among the trusts, the Company and its customers. The customers are the legal beneficiaries of these cemetery merchandise and service trusts, and therefore, their interests in these trusts represent a non-controlling interest in subsidiaries. For additional information see Note 4.

The non-controlling interest in perpetual care trusts reflected in the consolidated balance sheet represents the cemetery perpetual care trust in accordance with SFAS No. 115, net of accrued expenses and other long-term liabilities of the perpetual care trust. For additional information see
Note 5.


7. INVENTORIES

Production inventories consisted of the following:

                                                 2005          2004

Finished goods                                $     -      $693,395
Work-in-process                               899,543      1,607,184
Raw materials and trucks in stock           3,937,357      2,189,218
                                           ----------    ----------
                                           $4,836,900 $    4,489,797
                                           ==========    ==========

Inventories of cemetery and mausoleum space available for sale consisted of the following:

                                                 2005         2004

Cemetery space                               $438,040 $    450,984
Mausoleum space                               132,428      137,951
                                             --------     --------
                                             $570,468 $    588,935
                                             ========    =========


8. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                2005          2004

Land                                        $450,000  $    450,000
Land improvements                            909,899       902,976
Building and improvements                  2,111,971
                                                         2,070,658
Vehicles                                     497,967       433,467
Equipment                                  1,807,648
                                                         1,774,674
                                          ----------    ----------
                                          $5,777,485             $
                                                         5,631,775
                                          ==========    ==========

Depreciation charged to operations was $337,343 in 2005 and $306,168 in 2004.


9. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

                                                2005          2004

Salaries and payroll taxes                  $366,394  $    322,861
Due trust funds                              111,751             -
Interest                                      23,400        24,150
Other                                         91,932       150,829
                                            --------      --------
                                            $593,477  $    497,840
                                            ========      ========


10.  NOTES PAYABLE - BANK

     The Company has a $2,500,000 line-of-credit of which $1,525,000 was unused and $821,923 was available at June 30, 2005. Advances on the line-of-credit are based on 80% of eligible accounts receivable, plus 75% of the eligible truck, and finished goods inventory, plus 50% of the eligible raw materials inventory. Interest is payable monthly at the greater of 5.0% or the bank's reference rate plus .50%. The note matures December 5, 2005, and is secured by the assets of the Company's wholly-owned subsidiary, Stinar HG, Inc., and by assignment of a life insurance policy on the CEO.


11.  PAYABLE TO FINANCE COMPANY


A finance company finances a subsidiary's inventory chassis purchases, which are used in the production of aviation ground support equipment. At June 30, 2005, $3,388,660 was outstanding with interest at 3.57% beginning 90 days after purchase. The financing is secured by chassis inventory and personally guaranteed by the assets of the CEO.


12.  LONG-TERM DEBT

   Long-term debt consisted of the following:

                                                2005        2004
Note payable - bank, payable in monthly     $519,205    $574,057
installments of $7,397, including
interest at 6.75%, maturing June 2007,
secured by the common stock of Oakridge
Cemeteries, a wholly-owned subsidiary.

Note payable - finance company, payable       12,145      20,323
in monthly installments of $735,
including interest at 3.9%. The note is
secured by equipment and matures
November 2006.

Note payable - bank, payable in monthly
installments of $6,922, including
interest at the bank's reference rate
plus .75%.  The note is secured by all
the assets of Stinar HG, Inc., and
matures November 2004.                       327,710     401,865

Contracts for deed, payable in monthly     1,191,454
installments of $8,264 and $1,503,                     1,209,538
including interest at 7.00%, maturing
with balloon payments in June 2012,
secured by certain property.
                                           ----------  ----------
Long-term debt before debentures           2,050,514
                                                       2,205,783

Convertible subordinated debentures -        520,000     520,000
9% interest due annually each December
31, convertible into one common share
for each $2.00 of principal, maturing
in July 2006, unsecured, of which
$270,000 of the debentures are issued
to officers of the Company.
                                          ----------  ----------
                                           2,570,514
                                                       2,725,783
Less current maturities                      147,991
                                                       1,672,531
                                          ----------  ----------
                                          $2,422,523           $
                                                       1,053,252
                                          ==========  ==========



Future maturities of long-term debt are as follows:

2006                                       $  147,991
2007                                        1,075,752
2008                                           92,629
2009                                           97,772
2010                                           51,869
Thereafter                                  1,104,501
                                           ----------
                                           $2,570,514
                                           ==========



13.  ENVIRONMENTAL COSTS

In 1995, the Company commissioned an engineering study of its Cemetery operations for the purpose of determining the full extent of possible soil contamination related to suspected leaking underground storage tanks. As a result of this study, five underground fuel tanks were removed and the adjoining soil was removed and disposed by an independent contractor. A total of approximately $278,708 has been spent in prior years and 2004 for remediating conditions at the Cemetery operations. In fiscal year 2004, the Company was notified by the Illinois Environmental Protection Agency that the environmental work conducted at the Cemetery operations was in full compliance with its guidelines. During 2004, the Company spent $34,172 in expenses for EPA consultants to submit a plan to the Illinois EPA for approval and seek reimbursement. The Company was able to file for reimbursement from the Leaking Underground Storage Tank Fund due to the work being completed and Illinois EPA giving its approval. Accordingly,
the Company received $142,545.   No environmental expenditures have been
capitalized.


14.  INCOME TAX BENEFIT

The income tax benefit is comprised of the following:

                                                      2005             2004

Current tax expense (benefit):
 Federal                                           $5,000     $         -
 State                                               1,000            1,000
                                                ----------       ----------
Total current                                        6,000           1,000
                                                ----------       ----------
Deferred tax (benefit):
 Federal                                           (19,000)         (11,000)
 State                                              (3,000)          (2,000)
                                                ----------       ----------
Total deferred                                     (22,000)         (13,000)
                                                ----------       ----------
Total credit for income taxes                    $(16,000)        $(12,000)
                                                ==========       ==========


Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax liabilities and assets are as follows.

                                               2005         2004

Deferred tax assets:
   Inventory                                $20,000      $52,000
   Vacation                                  78,000       61,000
   Tax credit carryforwards                  31,000       25,000
   Net operating loss carryforwards          72,000       93,000
   Other                                     11,000       64,000
                                            -------      -------
Gross deferred tax asset                    212,000      295,000
                                            -------      -------
Deferred tax liabilities:
   Property and equipment                   (74,000)    (93,000)
   Prepaid commissions                             -    (17,000)
                                           --------     --------
Gross deferred tax liability                (74,000)   (110,000)
                                           --------     --------
Net deferred tax asset                     $138,000     $185,000
                                           ========     ========


The provision for income taxes varies from the amount of income tax determined by applying the applicable federal statutory income taxes to pretax income as a result of the following differences:

                                                 2005        2004

Statutory U.S. federal tax rate                 34.0%       34.0%
State taxes, net of federal benefit             4.8          3.4
Other                                            (.8)        2.8
                                                -----       -----
                                                38.0%       40.2%
                                                =====       =====

     The net deferred income tax assets in the accompanying consolidated balance sheets included the following components as of June 30, 2005 and 2004:

                                                2005        2004
Total deferred income tax assets, no
valuation allowance considered necessary    $212,000     $295,000
Total deferred income tax liabilities        (74,000)
                                                        (110,000)
                                            --------     --------
Net deferred tax asset                      $138,000  $    185,000
                                            ========    ========

The Company has federal and state net operating loss carryforwards of approximately $162,000 and $1,400,000, respectively, which begin to expire in 2023 and 2007, respectively.


15.  OTHER RELATED PARTY TRANSACTIONS

Amounts paid for compliance services to entities related to the chief executive officer spouse were $15,891 in 2005 and $17,420 in 2004. In addition Robert C. Harvey (CEO/CF0) received interest from the debentures of $19,800 in fiscal year 2005 and 2004.


16.     BENEFIT PLANS

Certain subsidiaries of the Company participate in a multi-employer union administered defined benefit pension plan that covers the cemetery employees. Pension expense under this plan was $25,334 in 2005 and $20,736 in 2004.


17.  STOCK OPTIONS

On September 1, 1998, the Board of Directors approved a Stock Incentive Awards Plan to attract and retain individuals to contribute to the achievement of the Company's economic objectives. Under the Plan, individuals are eligible based on the judgment of a committee of Board members (committee). At the discretion of the committee, eligible recipients may be granted options to purchase shares of the Company's common stock at an exercise price per share equal to the market price at the grant date. The stock options are exercisable at such times and in such installments as determined by the committee, limited to a maximum of ten years from the date of the grant. The Plan has authorized the issuance of 175,000 shares of common stock under the Plan, there were no grants for shares issued in 2005 and 2004, and at June 30, 2005 165,000 shares were available for future grants.

Shares subject to option are summarized as follows:

                                    Employee Stock       Weighted
                                           Options        Average
                                                   Exercise Price

Balance, June 30, 2004                      10,000          $1.63

Balance, June 30, 2005                      10,000          $1.63
                                            ======

Options exercisable at:
June 30, 2004                               10,000          $1.63
June 30, 2005                               10,000          $1.63


Information regarding options outstanding at June 30, 2005, is as follows:

  Type of Option     Number    Exercise     Weighted    Weighted
                       of     Price Range   Average     Average
                    Options                 Exercise   Remaining
                                             Price    Contractual
                                                          Life

Employee Stock
Options               10,000   $1.25-$2.00     $1.63      5 Years




18.  EARNINGS PER SHARE OF COMMON STOCK DISCLOSURES

The following table reconciles the income and shares of the basic and diluted earnings per share computations:

                                       2005                                2004
                          Loss        Shares     Per-Share    Loss       Shares      Per-Share
                       (Numerator)(Denominator)   Amount   (Numerator)(Denominator)   Amount
                       ----------  ------------   -------  ---------- ------------    -------
BASIC EPS
Loss available to
common shareholders     $(26,091)     1,431,503    $(0.02)  $(17,816)     1,431,503    $(0.01)

EFFECT OF DILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                      -             -                     -             -
                         ---------   -----------    ------- ---------     ----------    -------
DILUTED EPS
Loss available to
common shareholders
plus assumed
conversions             $(26,091)     1,431,503    $(0.02)  $(17,816)     1,431,503    $(0.01)
                        =========    =========     =======  =========   ==========     =======

ANTIDILUTIVE
SECURITIES
Employee stock options
and convertible
debentures                             270,000                             270,000
                                       =======                             =======



19.  SEGMENT INFORMATION

The Company's operations are classified into two principal industry segments: cemeteries and aviation ground support equipment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. Financial information by industry segment as of and for the years ended June 30, 2005 and 2004, is summarized as follows:



                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2004                               ----------- ------------   -----------

Net sales - external                $2,660,494  $14,175,821   $16,836,315
Depreciation                           155,355      180,101       335,456
Interest expense                         1,766      203,887       205,653
Segment operating profit                84,139     285,699        369,838
Segment assets                      10,792,765    8,043,302    18,836,067
Expenditures for segment fixed          84,326       54,227       138,553
assets
Income tax expense                      36,000       32,000      68,000




                                                   Aviation
                                                     Ground
                                                    Support
                                    Cemeteries    Equipment         Total
2004                               ----------- ------------   -----------

Net sales - external                $2,429,014  $12,110,222   $14,539,236
Depreciation                           139,642      166,099       305,741
Interest expense                           960      196,482       197,442
Segment operating profit               189,597      27,394        216,991
Segment assets                       4,555,870    7,821,987    12,375,857
Expenditures for segment fixed
assets                                 227,766      129,657       357,423
Income tax expense                      76,000       11,000      87,000



Reconciliation of segment profit to consolidated income before income taxes is as follows:

                                                    2005          2004
                                              ----------    ----------
Total profit for reportable segments            $171,257      $216,991
Unallocated amounts:
Interest expense                                (81,812)      (83,194)
Other corporate expenses                       (132,682)     (165,744)
Other corporate income                             1,146         2,131
                                              ----------    ----------
                                                (42,091)      (29,816)
                                              ==========    ==========


Reconciliation of segment assets to consolidated assets is as follows:

                                                    2005          2004
                                              ----------    ----------
Total segment assets                         $18,836,067   $12,375,857
Other assets                                     472,352       233,316
Elimination of receivable from holding       (2,378,319)   (2,108,924)
company
Segment deferred tax liability                 (114,000)     (114,000)
                                              ----------    ----------
Total assets                                 $16,816,100   $10,386,249
                                              ==========    ==========


Segment profit represents segment revenues less directly related operating expenditures including interest of the Company's segments. Management believes this is the most meaningful measurement of each segment's results as it excludes consideration of corporate expenses which are common to both business segments.

Other corporate expenses consist principally of senior management's compensation and general and administrative expenses. These costs generally would not be subject to significant reduction upon the discontinuance or disposal of one of the segments.


20.  FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments at June 30, 2005, and the methods and assumptions used to estimate such fair values, were as follows:

Cash and cash equivalents - the fair value approximates the carrying amount because of the short maturity of those financial instruments.

Long-term debt and other notes payable - Fair value is estimated using discounted cash flow analysis, based on the interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. At June 30, 2005 and 2004, the fair value approximated the carrying value.


21.  RESEARCH AND DEVELOPMENT

Research and development expenses charged to operations were $20,100 in 2005 and $100 in 2004.





                                EXHIBIT 31

                         RULE 13a-14(a)/15d-14(a)
                              CERTIFICATIONS

                          Chief Executive Officer
                          Chief Financial Officer


I, Robert C. Harvey, certify that:

     1. I have reviewed this annual report on Form 10-KSB of Oakridge Holdings, Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

          a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

          b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          c) disclosed in this report any change in the registrant's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

     5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.


Dated:  September 27, 2005

By /s/ ROBERT C. HARVEY

Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer
Chairman of the Board of Directors





                                EXHIBIT 32

                        SECTION 1350 CERTIFICATIONS


     Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Oakridge Holdings, Inc.


Dated: September 27, 2005

By /s/ ROBERT C. HARVEY

Robert C. Harvey
President, Chief Executive Officer
Chief Financial Officer
Chairman of the Board of Directors